

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2012

Pat Martin, President
Discount Coupons Corporation
5584 Rio Vista Drive
Clearwater, FL 33760

>   **Re: Discount Coupons Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 25, 2012**
>   **File No. 333-183521**

Dear Mr. Martin:

We have reviewed the above-referenced filing and the related response letter dated October 24, 2012 and have the following comments. Unless otherwise noted, prior comments refer to those in our letter dated October 3, 2012.

General

1.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X and update related disclosure throughout your document where appropriate.

2.   We refer to prior comment 2 and note that you have filed three amended Forms D with the Commission since our prior letter. The five forms D on file appear to relate to two Rule 506 offerings conducted in 2010 and 2011. We note from the disclosure provided in response to Item 15 of Form S-1 that you conducted one Rule 506 offering in 2010, two in 2011 and two in 2012. Accordingly, it does not appear that you have filed Forms D in connection will all of your Rule 506 offerings. Please advise.

Risk Factors

"Our reporting obligations under Section 15(d)…," page 10

3.   We note your response to prior comment 6. The risk factor indicates that although your obligation to file reports under Section 15(d) of the Exchange Act may be suspended, you will need to file such reports to meet the requirements of the OTC BB. However, since there is no assurance that you will be accepted for quotation on the OTC BB or that you will be able to engage a market maker to file an application on your behalf, revise the risk factor to remove any implication that you will be obligated to file periodic reports under Section 15(d).

Management's Discussion and Analysis of Financial Condition and Result of Operations

Results of Operations, page 27

4.   We note your response to prior comments 10 and 17 that consulting revenue is immaterial and not part of the overall long-term plan for the company. Your current disclosures do not appear to address this trend. Please provide a discussion that clarifies the trend that consulting revenue is immaterial and not part of the overall long-term plan for the company. Refer to Section III.B.3 of SEC Release 33-8350.

5.   Please tell us how your current discussion of results of operations addresses the impact of the revenue generated from the management agreements entered into in 2012 as discussed on page 20.

Liquidity and Capital Resources, page 28

6.   We note your response to prior comment 13. It does not appear that you have provided the requested disclosure regarding your expansion plan. Therefore, we reissue the comment.

Critical Accounting Policies and Estimates

Revenue, page 29

7.   Your response to prior comment 17 indicates that consulting services sales are immaterial and are not part of the overall long-term plan for the company. Please clarify if these consulting services sales are different than the management agreements entered into in 2012 that are discussed on page 20. If different, please expand your revenue recognition policy to discuss how you recognize revenue under these management agreement contracts.

Notes to Financial Statements

Note 8. Stock options, page F-27

8.   We note your response to prior comment 18. It does not appear that your footnote disclosures have been revised as indicated in your response. Please advise. In addition, in light of your significant stock-based compensation expense, please include your stock compensation policy as a critical accounting policy.

9.   We note your response to prior comment 19. It does not appear that the tables on pages F-13 and F-28 have been revised as discussed in your response. Please advise.

Executive Compensation, page 30

10.   We note your response to prior comment 15. In your response letter, please explain what is meant by "wages paid in lieu of salary reported on Form 1099" and explain why these amounts are properly included in the "all other compensation" column rather than the salary column.

Certain Relationships and Related Transactions, page 31

11.   We note your revisions made in response to prior comment 16. In regard to the 157,000 shares of common stock you issued during the quarter ended June 30, 2012, revise to describe the services provided by each individual and entity identified as receiving shares of your common stock for services. Disclose the number of shares issued to each person or entity on an individual basis and how you determined the number of shares to issue to each of them. Finally, tell us when the month-to-month lease with JACZ, LLC ended.

Signatures

12.   We reissue prior comment 20. Please be sure that your revised document identifies the individual signing the document as principal accounting officer. We refer again to Instructions to Signatures of Form S-1.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3456 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Matthew Crispino

                                        Matthew Crispino
                                        Staff Attorney

cc: Via E-mail
        Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP